Exhibit 99.57
PRESS RELEASE
Aya Gold & Silver Closes Credit Facility with the EBRD to Support Boumadine Development

Montreal, Quebec, June 23, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Company”) is pleased to announce the closing of the previously announced US$25 million credit facility with the European Bank for Reconstruction and Development (“EBRD”) to support the advancement of development work at its Boumadine polymetallic project located in the Draa-Tafilalet region in the Kingdom of Morocco.
This marks the third transaction between Aya and EBRD in support of Aya’s strategic plans, reflecting a strong alignment around responsible growth and long-term value creation.
“We’re proud to close another strategic financing with the EBRD,” said Benoit La Salle, President & CEO. “This renewed partnership underscores Boumadine’s exceptional potential and highlights the EBRD’s long-term financial commitment—not just today, but as a future funding partner as the project advances toward development. It reflects our ability to responsibly deliver large-scale growth while investing in local talent and strengthening the region’s mining workforce.”
“The Boumadine polymetallic mine is emerging as one of the most important in Morocco and North Africa”, EBRD states in its announcement, adding that “the financing also positions the EBRD as a premier financing partner for Aya when the time comes to fund construction of the mine.”
The credit facility can be used to advance exploration, mine planning and engineering activities at Boumadine— in addition to supporting broader in-country objectives, such as workforce training, gender inclusion, and local supply chain improvements across Aya’s operations locally.
Boumadine is emerging as one of the most significant undeveloped polymetallic deposits globally—rich in gold and silver—and is a core pillar of Aya’s strategy to build a high-margin, multi-asset producer.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.

The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximising shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact:

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
Certain information in this news release related to the Company is forward-looking information and is prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. The information generally can be identified by the use of forward-looking words such as “support”, “alignment”, “creation”, “potential”, “commitment”, “future”, “advance”, “growth”, “strengthening”, “significant”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include statements regarding the intended use and anticipated benefits of the net proceeds of the Offering. There are numerous risks and uncertainties that could cause actual results and Aya’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) risks inherent in the mineral production and exploration sectors in general; (iii) the advancement of the Boumadine Project, (iv) capacity of Aya to draw on the facility, (v) ability of the parties to reach any future agreement on any future financing, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.
Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward‐looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such forward‐looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward‐looking information. Such forward‐looking information has been provided for the purpose of assisting investors in understanding the Company's business, operations and exploration plans and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward‐looking information. Forward‐looking information is given as of the date of this press release, and the Company does not undertake to update such forward‐looking information except in accordance with applicable securities laws.